Advanced Series Trust
For the period ended June 30, 2008
File number 811-5186


SUB-ITEM 77C-2
Submission of Matters to a Vote of Security Holders

	Meeting of Shareholders of Advanced Series Trust -
DeAM Small Cap Value Portfolio.

At this meeting the shareholders of the above-referenced
Portfolios approved the following resolutions:

To approve a Plan that provides for the transfer of all of the DeAM Portfolio's assets to the SCV Portfolio in exchange for the SCV Portfolio's assumption of all of the DeAM Portfolio's liabilities and the SCV Portfolio's issuance to the DeAM Portfolio of shares of beneficial interest in the SCV Portfolio (the "SCV Portfolio shares").
The SCV Portfolio Shares received by the DeAM Portfolio will have an aggregate net asset value that is equal to the aggregate net asset value of the DeAM Portfolio Shares that are outstanding immediately prior to the reorganization transaction. The Plan also provides for the distribution by the DeAM Portfolio, on a pro rata basis, of the SVC
Portfolio Share to its shareholders in complete liquidation of the DeAM Portfolio. A vote in favor of the Plan by shareholders of the DeAM Portfolio, will constitute a vote in favor of liquidation of the DeAM Portfolio and the termination of the DeAM Portfolio as a separate series of the Trust.

The voting was as follows:

Affirmative:	  14,758,268.091
Against:	       281,362.363
Abstain:	       687,955.066